Exhibit 99.1

EARNINGS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	February 21, 2006
Phone +47 6752 6400, mobile: +47 90 95 47 43
Christopher Møllerløkken
Phone: +47 6752 6400, mobile: +47 90 27 63 55

US Investor Services:
Renee Sixkiller
Phone: +1 281 509 8548
PGS Announces Unaudited Fourth Quarter and Preliminary
Full Year 2005 Results
Strong Seismic Performance
     February 21, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today its unaudited fourth quarter 2005 results under U.S. GAAP.
▪	Operating profit substantially improved: Q4 operating profit of $47.2 million. Excluding an $8.1 million additional gain from the sale of Pertra, operating profit of $39.1 million, up $76.0 million compared to Q4 2004 (pro forma excluding Pertra). Full year operating profit of $185.4 million, up $175.9 million compared to full year 2004 (pro forma excluding Pertra)

▪	Further strengthening in Marine contract performance: Average streamer contract EBIT margin above 25% in Q4 and above 20% for the full year. Strong order backlog and visibility into 2006

▪	FPSO performance improved: Operating profit slightly down from Q4 2004 and strongly improved from Q3 2005 due primarily to increased production volumes on Petrojarl Foinaven and Petrojarl Varg. First steps taken to grow fleet further by acquisition of tanker vessel for future conversion

▪	Strong full year cash flow: Cash flow from operations was $65.5 million for the quarter and $279.1million for the full year

▪	Refinancing successfully completed: All of the Company’s high coupon restructuring notes, issued in 2003, repaid in 2005. Strong improvement in financial structure, liquidity and financial flexibility

Petroleum Geo-Services ASA	Phone: +47 6752 6400	Petroleum Geo-Services Inc	Phone: +1 281-509-8000
Strandveien 4	Fax: +47 6752 6464	15150 Memorial Drive	Fax: +1 281-509-8500
P.O. Box 89		Houston, TX 77079, USA
N-1325 Lysaker, Norway

Key figures as reported

	Quarter ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Audited
Revenues	$340.3	$312.1	$1,196.3	$1,129.5
Operating profit (loss)/EBIT	47.2	(56.3)	343.2	35.7
Net income (loss)	(80.4)	(84.0)	121.2	(134.7)
Earnings (loss) per share ($ per share)	(1.34)	(1.40)	2.02	(2.25)
Adjusted EBITDA (as defined)	134.2	85.6	423.0	412.2
Net cash provided by operating activities	65.5	43.1	279.1	282.4
Cash investment in multi-client	(6.0)	(4.4)	(55.7)	(41.1)
Capital expenditures	(39.3)	(44.9)	(90.5)	(148.4)
Total assets (period end)	1,715.0	1,852.2	1,715.0	1,852.2
Cash and cash equivalents (period end)	121.5	132.9	121.5	132.9
Net interest bearing debt (period end)	$828.7	$995.3	$828.7	$995.3
Pro forma key figures1 excluding Pertra

	Quarter ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$340.3	$296.4	$1,170.1	$1,017.5
Operating profit (loss)/EBIT	39.1	(36.9)	185.4	9.5
Adjusted EBITDA (as defined)	$134.2	$95.0	$416.4	$347.0
     Svein Rennemo, PGS Chief Executive Officer, commented:
     “PGS fourth quarter results reflect the strong upward trend in world-wide E&P activity and spending, and the continued motivation and drive from competent employees throughout PGS. We see an unparalleled strength both in Marine Geophysical contract and multi-client demand continuing in 2006.
     Our average EBIT margin for towed streamer contract work was well above 25 percent for the quarter, and multi-client late sales were ahead of previous expectation. For 2006, we expect average PGS EBIT margins for streamer contract work to improve further to above 30 percent, more than 10 percentage points higher than 2005. We also expect a further rise in highly pre-funded new multi-client activity.
     Our Onshore operations have successfully entered the North African market with contracts for a total of three crews in Libya. Front-end mobilization and start-up costs on these contracts, as well as on the Nigerian shallow water project that commenced in October,

[1]	Pro forma key figures as presented in the table show revenues, operating profit (loss) and Adjusted EBITDA as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. Pertra was sold March 1, 2005.

continued to negatively affect Onshore results in fourth quarter. Despite this, the fourth quarter shows significant improvement and results are expected to increase substantially in 2006.
     Results in our Production segment improved in the fourth quarter, but the improvement was less than our forecast, primarily due to lower than expected production on the Varg field. We continue to see a high operational uptime and regularity, easing the negative impact of a higher ongoing level of costs for maintenance and repairs. We expect that the market for floating production services will be strong and offer good growth and redeployment opportunities in the years to come.
     Our completion of a successful refinancing in December and our strong cash flow provides substantial flexibility and capacity to grow and pursue value enhancing structural moves.
     We have made significant progress in the evaluation of a separation of our Geophysical and Production businesses. Currently, we believe a combined de-merger and share offering will be the most effective way to achieve separation. We expect to be able to present further information on the plan for the implementation of thereof around the end of the first quarter.”
Q4 Highlights
     PGS group
▪	Revenues of $340.3 million, up $43.9 million (15%) from Q4 2004 (pro forma excluding Pertra), driven by strong increase in contract revenues in Marine Geophysical

▪	Operating profit of $39.1 million, up $76.0 million from Q4 2004 (pro forma excluding Pertra), both quarters significantly affected by non sales related amortization of the multi-client library

▪	Net loss of $80.4 million, including a one-time charge of $103.8 million from the refinancing completed in December

▪	Refinancing completed
°	Repurchased substantially all of the $746 million 10% Senior Notes due 2010 as well as the remaining $75 million of the $250 million 8% Senior Notes due 2006

°	Successfully raised $1 billion senior secured credit facility consisting of a seven-year $850 million term loan and a five-year $150 million revolving credit facility, which replaced the previous $110 million secured credit facility
     Marine Geophysical
▪	Revenues totaling $214.9 million, up $27.9 million (15%) from Q4 2004

▪	Multi-client revenues $73.9 million, down 25% compared to a very strong Q4 2004. Full year multi-client revenues of $258.8 million, up 11% compared to 2004

▪	Contract acquisition revenues of $130.8 million, up $53.8 million (70%) from Q4 2004

▪	Operating profit of $29.4 million, up $60.4 million from Q4 2004. Both quarters were affected by year-end additional non sales related amortization of the multi-client library, which amounted to $31.5 million in Q4 2005

▪	Strong contract order backlog at December 31, 2005 of $365 million compared to $170 million at the end of 2004 and $297 million at September 30, 2005

▪	Conversion of 4C operation (Ocean Explorer and Falcon Explorer) to towed streamer operation started December after successful completion of North Sea project adding two vessels to towed streamer fleet at low conversion cost

▪	Completed 10-year classing and upgrades of Ramform Explorer
     Onshore
▪	Revenues of $48.8 million, up $20.9 million (75%) from Q4 2004

▪	Operating loss of $1.3 million compared to loss of $9.4 million in Q4 2004

▪	Performance negatively affected by mobilization and start-up costs in Libya and Nigeria

▪	Order backlog at December 31, 2005 of $137 million compared to $66 million at the end of 2004
     Production
▪	Revenues of $76.2 million, down $1.7 million (2%) from Q4 2004

▪	Operating profit of $15.7 million compared to $15.4 million in Q4 2004

▪	Entered into an agreement in January 2006 to purchase, for later FPSO conversion, the shuttle tanker MT Rita Knutsen for $35 million with the intention of targeting new upcoming projects

▪	Talisman option to change the Petrojarl Varg production contract for the Varg field expired February 1, 2006 without being exercised, potentially freeing up the vessel for redeployment in 2008
Outlook 2006
     Marine Geophysical
▪	Marine 3D industry seismic fleet at full capacity utilization with PGS streamer contract margins expected to improve by more than 10 percentage points compared to full year 2005

▪	Multi-client late sales expected to be lower than 2005 as a result of low level of investment over recent years

▪	Cash investments in multi-client library expected to double from an investment of $46 million in 2005, with continued high pre-funding levels

▪	Planned capital expenditures of $90-100 million, primarily related to streamer expansion and replacement program
     Onshore
▪	Revenues and operating profit expected to be significantly above 2005 levels

▪	Cash investments in multi-client library expected to more than double from an investment of $8 million in 2005

▪	Planned capital expenditures of approximately $10 million
     Production
▪	Total oil production from the Company’s four FPSOs is expected to be slightly lower than full year 2005, impacted by an expected decline on the Foinaven and Glitne fields, partially offset by an expected increase on the Varg field

▪	Operating expenses, including maintenance, expected to be broadly in line with 2005
Petrojarl Varg production contract
          Talisman and PGS entered in February 2005 into an option agreement enabling Talisman to change the termination clause in the contract between production license 038 (“PL038”) and PGS Production. If exercised, the PL038 license holders would have had the right to use Petrojarl Varg for production of the Varg field until 2010, and would also have been obligated to pay PGS a fixed option fee of $22.5 million and further guarantee a minimum rate of $190,000 per day as compensation for the use of Petrojarl Varg. The option expired February 1, 2006 without being exercised.
          Petrojarl Varg will therefore continue to produce the Talisman operated Varg field for a fixed base day rate of $90,000 and a variable rate of $6.30 per barrel produced. PGS is, according to certain criteria, entitled to terminate the agreement if the production of the Varg field falls below 15,700 barrels per day. Based on the current production profile of the Varg field, Petrojarl Varg could become available for redeployment on a new field in 2008.

          PGS sees potential upside in the accelerated redeployment opportunity arising from this event in terms of contract terms and capacity utilization. Petrojarl Varg is currently producing approximately 25,000 barrels per day, but has capacity to produce 57,000 barrels per day. The vessel is adaptable for most offshore environments both within the North Sea Basin and in other international markets. PGS Production has identified opportunities for potential redeployment and has started actively marketing the vessel both inside and outside the North Sea Basin.
Contingent proceeds from sale of Pertra
          As a part of the agreement with Talisman relating to the sale of the Company’s oil and natural gas subsidiary Pertra in 2004, PGS is entitled to an additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg field in excess of $240 million for each of the years 2005 and 2006. The 2005 portion of the contingent consideration, which amounted to $8.1 million, was received in January 2006 and recognized as gain from sale of subsidiary in Q4 2005.
Purchase of shuttle tanker for targeted PFSO conversion projects
          In January 2006 the Company entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million. PGS Production has developed plans for a conversion of the ship to an FPSO. The vessel is considered as a possible FPSO solution for several upcoming projects, and a conversion will begin when a firm contract for the ship is secured in the market. Rita Knutsen is a double hull vessel of 124.472 dwt, built by the Daewoo shipyard in Korea in 1986 and will be operated by Knutsen OAS Shipping on a bareboat charter agreement until a decision to start conversion is made.

Petroleum Geo-Services ASA and Subsidiaries(1)
Consolidated Statements of Operations

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Revenues	$340,326	$312,141	$1,196,326	$1,129,468

Cost of sales	189,341	189,795	696,350	632,750
Exploration costs	—	12,646	1,438	16,326
Research and development costs	2,597	1,305	9,918	3,419
Selling, general and administrative costs	14,144	22,758	65,615	64,816

Operating expenses before depreciation, amortization, impairment of long-lived assets, (gain) loss on sale of subsidiaries and other operating (income) expense, net	206,082	226,504	773,321	717,311
Depreciation and amortization	95,139	140,545	257,757	368,362
Impairment of long-lived assets	—	—	4,575	—
(Gain) loss on sale of subsidiaries	(8,077)	—	(156,382)	—
Other operating (income) expense, net	—	1,388	(26,095)	8,112

Operating profit (loss)	47,182	(56,296)	343,150	35,683
Income from associated companies	317	345	276	668
Interest expense	(23,224)	(28,356)	(96,356)	(110,811)
Premium for debt redemption and cost of refinancing	(103,815)	—	(107,315)	—
Other financial items, net	(5,088)	(5,518)	5,918	(10,861)

	(84,628)	(89,825)	145,673	(85,321)

Cost of reorganization	—	101	—	(3,498)
Minority expense	1,931	712	4,065	940
Income tax expense (benefit)	(5,650)	(3,349)	20,906	48,019

Income (loss) from continuing operations	(80,909)	(87,087)	120,702	(137,778)
Income from discontinued operations, net of tax	500	3,048	500	3,048

Net income (loss)	$(80,409)	$(84,039)	$121,202	$(134,730)

Basic and diluted net income (loss) per share	$(1.34)	$(1.40)	$2.02	$(2.25)

Weighted average basic and diluted shares outstanding	60,000,000	60,000,000	60,000,000	60,000,000

Revenues by Quarter 2004 & 2005		Adjusted EBITDA (2) by Quarter 2004 & 2005
☐ As reported ■ Pro forma (3)

(1)	This information has been prepared based on U.S. GAAP. The interim 2005, 2004 and year end 2005 financial information are unaudited.

(2)	Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, cost of reorganization, other financial items, premium for debt redemption/cost of refinancing, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.

(3)	Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is a non-U.S. GAAP measure.

Operations
     The Company, after the sale of Pertra in Q1 2005, manages its business in three segments:
▪	Marine Geophysical, which consists of streamer seismic data acquisition, marine multi-client library and data processing;

▪	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library; and

▪	Production, which owns and operates four harsh environment FPSOs in the North Sea.
          Pertra was sold March 1, 2005, and revenues and expenses of Pertra are included in consolidated revenues and expenses through February 2005 and in comparative numbers for 2004. Pro forma revenues and operating profit, which are non U.S. GAAP measures, are provided to illustrate the effect on these income statement lines had Pertra been excluded from the consolidation effective January 1, 2004.
          Consolidated revenues in Q4 2005 were $340.3 million, an increase of $28.2 million or 9% from $312.1 million in Q4 2004. On a pro forma basis, excluding Pertra, revenues increased by $43.9 million, or 15%, compared to Q4 2004.
          The increase in pro forma consolidated revenues is primarily attributable to Marine Geophysical, where revenues increased by $27.9 million reflecting a significant increase in contract revenues, partly offset by a decrease of multi-client revenues. Onshore revenues increased by $20.9 million, while Production revenues decreased by $1.7 million compared to Q4 2004.
          Consolidated operating profit showed strong improvement rising to $47.2 million for Q4 2005 compared to a loss of $56.3 million in Q4 2004 (as reported). On a pro forma basis (excluding Pertra) operating profit increased by $76.0 million from an operating loss of $36.9 million in Q4 2004 to an operating profit of $39.1 in Q4 2005. The increase primarily resulted from a strong improvement, $60.4 million, in Marine Geophysical operating profit, but also from improved Onshore performance and lower corporate costs. Q4 operating profit was negatively affected by additional non sales related amortization (annual minimum amortization and impairments of certain individual surveys) in Marine Geophysical and Onshore totaling $34.2 million for both Q4 2005 and Q4 2004.
          Operating profit for Q4 2005 includes an $8.1 million gain comprising the 2005 portion of the contingent consideration relating to the sale of Pertra.
          Marine Geophysical. Total revenues increased by $27.9 million, or 15%, from $187.0 million in Q4 2004 to $214.9 million in Q4 2005.
          Contract revenues increased by $53.8 million, or 70%, from $77.0 million in Q4 2004 to $130.8 million in Q4 2005, as a result of improved pricing, better contractual terms and strong operating performance. Approximately 75% of total 3D streamer capacity (measured by streamer months) was used for contract work in Q4 2005 compared to 78% in Q4 2004. In Q4 2005 Ramform Explorer completed its 10-year classification, causing yard time to increase to 6% of capacity. Vessel steaming, which due to the global nature of the Company’s operations is normally higher in Q2 and Q4, represented 16% of capacity.
          Multi-client late sales decreased by $22.7 million, or 25% from $91.4 million in Q4 2004 to $68.7 million in Q4 2005. Demand for multi-client data remains strong and full year revenues ended higher than the Company’s forecasts, totaling $218.8 million, $15.4 million or 8% higher than full year 2004.
          Multi-client pre-funding revenues decreased by $2.3 million, or 31%, from $7.5 million in Q4 2004 to $5.2 million in Q4 2005. Capitalized cash investments in multi-client library were $4.6 million in Q4 2005 compared to $2.8 million in Q4 2004. The Company’s multi-client surveys in 2005 have been highly pre-funded, with pre-funding revenues equaling 87% of capitalized cost compared to 99% in 2004.
          Marine Geophysical reported an operating profit of $29.4 million in Q4 2005 compared to a loss of $31.0 million in Q4 2004. This improvement was driven by a significant improvement in contract performance and lower multi-client amortization (additional non sales related amortization of $31.5 million in Q4 2005. Reference is made to separate paragraph on depreciation and amortization).
          Operating expenses (before depreciation and amortization) increased by $1.7 million compared to Q4 2004. From 2004, there has been a general cost level increase for fuel and personnel. In addition, project specific costs have increased and costs relating to yard work were higher in Q4 2005 due to classification and maintenance on Ramform Explorer. Increase of costs capitalized as multi-client investment and reduction of pension costs and certain other specific costs elements partially offset the effect of these cost increases.
          Onshore. Total revenues increased by $20.9 million, from $27.9 million in Q4 2004 to $48.8 million in Q4 2005. Contract revenues increased $12.5 million to $34.7 million in Q4 2005 resulting from increased activity in Eastern Hemisphere (Nigeria). Multi-client revenues (including pre-funding) increased $8.4 million to $14.1 million in Q4 2005.
          Despite increased revenues, Onshore recorded an operating loss of $1.3 million in Q4 2005 (an improvement from a $9.4 million loss in Q4 2004). The weak result, as compared to revenues, relates primarily to mobilization and start-up costs for projects in Libya and Nigeria, as well as a high multi-client amortization rate due to additional non sales related amortization of $2.7 million. Onshore is expected to realize strong results in the first half of 2006 since a significant portion of mobilization on large projects have been recognized in 2005, while most of the revenue generating activities will be performed in 2006.
          Production. Total revenues decreased by $1.7 million, or 2%, from $77.9 million in Q4 2004 to $76.2 million in Q4 2005. Total average produced volume from the Company’s four FPSOs was 118,490 barrels per day in Q4 2005, compared to 110,669 barrels per day in Q4 2004.
          Revenues from Petrojarl Foinaven increased by $1.4 million in Q4 2005 compared to Q4 2004. Production volumes were slightly down, but the revenue effect was more than offset by increased reimbursable costs relating to maintenance work.
          Petrojarl I revenues decreased by $2.4 million in Q4 2005 compared to Q4 2004. Production volumes were slightly above Q4 2004, but revenues in Q4 2004 included significant elements of reimbursable costs. Recent information from Statoil indicates that Petrojarl I may produce the Glitne field beyond 2008.
          Revenues from Petrojarl Varg increased by $5.0 million in Q4 2005 compared to Q4 2004, primarily since production volumes increased by more than 12,000 barrels per day. Production volumes and revenues in Q4 2004 were negatively affected by a shut down in October and production constraints following damage to the main riser early November 2004.
          Ramform Banff revenues decreased by $5.3 million in Q4 2005 compared to Q4 2004. Production revenues are recorded based on the minimum day rate provision in the contract, and the Q4 2004 revenues included significant reimbursable work undertaken in 2004.
          Production recorded an operating profit of $15.7 million in Q4 2005 compared to $15.4 million in Q4 2004. Operating expenses (before depreciation and amortization) were $49.7 million in Q4 2005 compared to $51.3 million in Q4 2004. A replacement of mooring lines on Petrojarl Foinaven was completed in Q3. The Company subsequently concluded that several sections of the anchor chains would need to be replaced. In Q4 $4.9 million was incurred to replace sections on two of the chains. The total extent of required chain replacement is still not concluded, but the Company has budgeted $6.2 million for such work in 2006.
Depreciation and Amortization
          Gross depreciation (before capitalization to multi-client library) was $31.4 million in Q4 2005 compared to $42.9 million in Q4 2004, including $10.0 million related to Pertra. Adjusted for Pertra, depreciation, on a pro forma basis, decreased $1.5 million from Q4 2004 to Q4 2005.
          Amortization of multi-client library totaled $64.6 million (73% of revenue) in Q4 2005 compared to $96.9 million (92% of revenue) in Q4 2004. Amortization for both Q4 2005 and Q4 2004 included $34.2 million of non-sales related amortization (minimum amortization and impairment). Excluding the non-sales related amortization, the amortization was $30.4 million (34% of revenue) and $62.7 million (60% of revenue) for Q4 2005 and Q4 2004, respectively. The reduction of sales related amortization relates to generally lower amortization rates on sales made in Q4 2005 as well as an increase of sales relating to surveys which were already fully amortized ($48.0 million in Q4 2005 compared to $27.1 million in Q4 2004).
          The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.
          The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual shorter profiles established for existing surveys when the Company adopted fresh-start reporting in 2003. Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects generally are assessed for impairment on a project-by-project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future multi-client sales, impairment of individual surveys will frequently occur. In accordance with these policies the Company recorded $34.2 million relating to such additional non-sales related amortization in both Q4 2005 and Q4 2004.
          In addition in Q4 2005 the net book value of the Company’s multi-client library was reduced by $24.6 million as a result of recognition of deferred tax assets, which had been offset by full valuation allowance when the Company’s adopted fresh-start reporting November 1, 2003. As such, this reduction is not a policy or judgment relating to the multi-client library, but an application of AICPA Statement of Opinion (“SOP”) 90-7, ”Financial Reporting by Entities in Reorganization under the Bankruptcy Code”, which requires realization of pre-restructuring tax asset to be recorded as reduction of intangible assets (see separate section for income tax expense below). Additional realization of such valuation allowance, and corresponding reduction of the net book value of intangible asset, may occur in future periods.
Interest Expense
          Interest expense for Q4 2005 was $23.2 million compared to $28.4 million for Q4 2004, a reduction of $5.2 million. The decrease reflects a significant reduction of interest-bearing debt and capital leases between the two periods.

          Capitalized interest for multi-client surveys in progress was $0.5 million in Q4 2005 compared to $0.2 million in Q4 2004.
Other Financial Items, Net
          Other financial items, net, for Q4 2005 was an expense of $5.1 million compared to $5.5 million in Q4 2004. Other financial items, net, for the quarter included:
▪	Interest income of $1.9 million in Q4 2005 compared to $1.5 million in Q4 2004

▪	Foreign exchange loss of $4.9 million in Q4 2005 compared to a loss of $6.3 million in Q4 2004

▪	Other financial expense, including net amortization of UK lease interest rate differential and interest actually paid, of $2.1 million in Q4 2005 compared to $0.7 million in Q4 2004.
Income Tax Expense
          Income tax benefit was $5.7 million for Q4 2005 compared to a benefit of $3.3 million in Q4 2004. Deferred taxes represented a benefit of $7.7 million for Q4 2005 compared to a benefit of $15.1 million in Q4 2004. Current tax was an expense of $2.6 million in Q4 2005 compared to an expense of $11.8 million in Q4 2004.
          At December 31, 2005, the Company has a total of more than $0.4 billion of deferred tax assets in different jurisdictions, predominantly in Norway and UK. At adoption of fresh-start reporting November 1, 2003 and at December 31, 2004, the Company had established valuation allowances for all of its deferred tax assets, with the exception of tax assets relating to Pertra. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The valuation allowance is periodically adjusted based upon the available evidence. During Q4 2005, the Company has concluded that certain valuation allowances are no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, in Q4 2005, the Company released a portion of its valuation allowance, resulting in recognition of a deferred tax asset of $20 million in the balance sheet at December 31, 2005.
          If and when the Company realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders’ equity. As a result of realization of such deferred tax assets in 2005, the Company in Q4 reduced the carrying values of the remaining fresh-start long-term intangible assets as follows; $24.6 million of multi-client library and $6.7 million of other intangible assets.
          With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has an issue pending with the Norwegian Central Tax Office (“CTO”) for 2002 relating to two of its subsidiaries that withdrew from the Norwegian tonnage tax regime. If the CTO position is upheld, the Company estimates that taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company also has tax issues in several other jurisdictions that could eventually result in material amounts of taxes relating to prior years. The Company has established accruals for identified tax contingencies based on its best estimate relating to each contingency.
Capital Investments
          Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $6.0 million in Q4 2005 compared to $4.4 million in Q4 2004.
          Capital expenditures totaled $39.3 million in Q4 2005 compared to $44.9 million in Q4 2004, consisting of:
▪	Marine Geophysical with $31.0 million in Q4 2005 compared to $18.9 million in Q4 2004

▪	Onshore with $7.3 million in Q4 2005 compared to $0.5 million in Q4 2004

▪	Production with zero in Q4 2005 compared to $0.3 million in Q4 2004

▪	Reservoir/Shared Services/Corporate combined, $1.0 million in Q4 2005 compared to $2.0 million in Q4 2004

▪	In Q4 2004 Pertra was consolidated with capital expenditures of $23.2 million.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Balance Sheets

	December 31,
	2005	2004
	Unaudited	Audited
	(In thousands of dollars)
ASSETS
Cash and cash equivalents	$121,464	$132,942
Restricted cash	14,494	25,477
Shares available for sale and investment in securities	13,222	9,689
Accounts receivable, net	213,621	161,283
Unbilled and other receivables	67,785	40,561
Other current assets	67,737	60,506

Total current assets	498,323	430,458
Multi-client library, net	148,484	244,689
Property and equipment, net	972,018	1,009,008
Oil and natural gas assets, net	639	71,491
Restricted cash	10,014	10,014
Deferred tax benefit	20,000	—
Investments in associated companies	5,935	5,720
Intangible assets, net	20,745	36,114
Other long-lived assets	38,854	44,659

Total assets	$1,715,012	$1,852,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	24,406	19,790
Current portion of capital lease obligations	20,495	25,583
Accounts payable	74,285	81,910
Accrued expenses	165,955	115,256
Deferred tax liabilities	1,055	761
Income taxes payable	21,239	11,870

Total current liabilities	307,435	255,170
Long-term debt	922,134	1,085,190
Long-term capital lease obligations	13,205	33,156
Other long-term liabilities	134,458	219,650
Deferred tax liabilities	497	35,118

Total liabilities	1,377,729	1,628,284

Minority interest in consolidated subsidiaries	785	962
Shareholders’ equity:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at December 31, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at December 31, 2004	85,714	85,714
Additional paid-in capital	277,427	277,427
Accumulated earnings (deficit)	(23,481)	(144,683)
Accumulated other comprehensive income (loss)	(3,162)	4,449

Total shareholders’ equity	336,498	222,907

Total liabilities and shareholders’ equity	$1,715,012	$1,852,153

(1)	This information has been prepared based on U.S. GAAP. The 2005 financial information is unaudited.
Shares
          The Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company’s American Depository Shares (“ADS”) are listed on the New York Stock Exchange.

Liquidity and Financing
          At December 31, 2005 cash and cash equivalents amounted to $121.5 million compared to $190.8 million at September 30, 2005 and $132.9 million at December 31, 2004.
          Net cash provided by operating activities was $65.5 million in Q4 2005 compared to $43.1 million in Q4 2004. Q4 net cash provided by operating activities is generally negatively affected by semi-annual interest payments (interest payments of $41.9 million and $52.3 million in Q4 2005 and 2004, respectively).
          Restricted cash amounted to $24.5 million at December 31, 2005 compared to $36.6 million at September 30, 2005 and $35.5 million at December 31, 2004.
          In Q4 2005, the Company completed a refinancing of a substantial portion of its long-term debt and credit facilities. In November the Company redeemed the remaining $75 million of the $250 million 8% Senior Notes due 2006 at a price of 101% of par ($175 million were redeemed already in April 2005). In December the Company completed a tender offer and consent solicitation for all of the $746 million 10% Senior Notes due 2010. As a result approximately $741.3 million aggregate principal amount of the Notes were redeemed at a price of 113.64% of par value. The total cost, including redemption premiums and expenses, $103.8 million, was charged to expense in Q4 2005.
          As part of the refinancing, the Company successfully raised a $1 billion senior secured credit facility consisting of a seven-year $850 million term loan and a five-year $150 million revolving credit facility, which replaced its previous $110 million secured credit facility. Eurodollar borrowings under the term loan facility will bear interest at a rate equal to LIBOR plus 250 basis points, which will be reduced to LIBOR plus 225 basis points if the Company meets certain leverage ratios. The Company has entered into interest swap agreements fixing the interest rate for three to five years for 50% of the term loan ($425 million). These swap agreements are accounted for as interest rate hedges.
          Interest bearing debt was approximately $980 million as of December 31, 2005 compared to $955 million as of September 30, 2005 and $1,164 million as of December 31, 2004. Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $829 million at December 31, 2005 compared to $728 million at September 30, 2005 and $995 million as of December 31, 2004. The increase of net interest bearing debt in Q4 is primarily due to the premium paid to redeem the Senior Notes which had interest coupon significantly above market rates.
          PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company’s cash flows from operations are primarily denominated in U.S. dollars, British pounds (“GBP”) and Norwegian kroner (“NOK”). Revenues are predominantly denominated in U.S. dollars while a portion of operating expenses is incurred in GBP and NOK. In 2005, the Company started hedging a portion of its foreign currency exposure related to operating expenses in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net. At December 31, 2005, the Company had open forward contracts to buy NOK and GBP amounting to approximately $194 million with an estimated fair value of $(7.2) million (loss).

UK Leases
          The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years. These leases are described more fully in PGS’ Annual Report on Form 20-F for the year ended December 31, 2004.
          The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”).
          In connection with the adoption of fresh-start reporting in November 2003 the Company recorded a liability of 16.7 million British pounds (approximately $28.3 million) relating to the Tax Indemnities. The Company releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors’ claims for capital allowances under each lease. In 2005 the Company has released 9.4 million British pounds (approximately $17.2 million) of the liability. The remaining accrued liability as at December 31, 2005 is 7.3 million British pounds (approximately $12.7 million) and relates to the Petrojarl Foinaven lease, where there still is an open issue relating to the length of asset life.
          With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay additional rentals. Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh-start reporting in November 2003 it recorded a liability of 30.5 million British pounds (approximately $51.6 million), equal to the estimated fair value of the future additional rental payments. This liability was amortized to 22.0 million British pounds (approximately $38.1 million) and 24.6 million British pounds (approximately $47.2 million) as of December 31, 2005 and December 31, 2004, respectively.
Basis of Unaudited Financial Statements
          The unaudited consolidated financial statements for Q4 2005 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2004 U.S. GAAP audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company’s financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.
International Financial Reporting Standards (“IFRS”)
          PGS’ primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards (“IFRS”). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Material Weaknesses
          PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS developed a plan and implemented extensive actions to address these material weaknesses. The actions taken by the Company have significantly improved the quality of its internal controls over financial reporting and the Company believes that these actions will be sufficient to ultimately remove the previously identified material weaknesses. However, with respect to whether the material weaknesses have been fully remediated as of December 31, 2005, the Company cannot affirmatively conclude until the audited financial statements for 2005 have been completed.
          For additional support to the unaudited, fourth quarter and preliminary full year 2005 results under U.S. GAAP and related news release and presentation, please visit our web site www.pgs.com.
****
          Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four harsh environment floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.
****
          The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petroleum Geo-Services ASA and Subsidiaries(1)
Consolidated Statements of Cash Flows

	Quarter ended		Years ended
	December 30,		December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss)	$(80,409)	$(84,039)	$121,202	$(134,730)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	95,139	140,545	257,757	368,362
Exploration costs (dry well expensed)	—	11,438	—	11,438
Non-cash impairments and loss (gain) on sale of subsidiaries, net	(8,077)	—	(151,807)	—
Non-cash other operating (income) expense, net	—	—	(26,095)	—
Premium debt redemption and cost of refinancing expensed	103,452	—	106,952	—
Provision (benefit) for deferred income taxes	(7,665)	(15,120)	9,853	27,263
(Increase) decrease in accounts receivable, net	(58,548)	(12,689)	(52,338)	(33,577)
Increase (decrease) in accounts payable	28,864	18,265	(7,625)	25,592
Loss on sale of assets	684	2,812	1,893	4,128
Net decrease in restricted cash	2,490	9,653	1,342	15,646
Other items	(10,452)	(27,770)	17,922	(1,750)

Net cash provided by operating activities	65,478	43,095	279,056	282,372

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(6,026)	(4,423)	(55,667)	(41,140)
Capital expenditures	(39,262)	(44,932)	(90,490)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035
Other items, net	(283)	396	1,300	4,031

Net cash (used in) provided by investing activities	(45,571)	(48,959)	10,499	(183,446)

Cash flows (used in) provided by financing activities:
Proceeds from issuance of long-term debt	850,000	—	850,000	—
Repayment of long-term debt	(823,321)	(7,747)	(1,009,152)	(24,167)
Principal payments under capital leases	(2,158)	(7,034)	(25,700)	(22,930)
Net increase (decrease) in bank facility and short-term debt	(463)	1,962	712	1,962
Distribution to creditors under the restructuring agreement	—	—	—	(22,660)
Premium debt redemption, deferred loan costs and reorganization fees	(113,313)	—	(116,813)	(3,488)

Net cash used in financing activities	(89,255)	(12,819)	(300,953)	(71,283)

Effect of exchange rate changes on cash	—	78	(80)	74

Net increase in cash and cash equivalents	(69,348)	(18,605)	(11,478)	27,717
Cash and cash equivalents at beginning of period	190,812	151,547	132,942	105,225

Cash and cash equivalents at end of period	$121,464	$132,942	$121,464	$132,942

(1)	This information has been prepared based on GAAP. The interim 2005, 2004 and year end 2005 financial information are unaudited.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables
General
The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.
(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.
(2) Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, cost of reorganization, other financial items, premium for debt redemption/cost of refinancing, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.
(3) Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is a non-U.S. GAAP measure.
Revenue distribution by operating segment
The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Revenue by operating segments:
Marine Geophysical (A)	$214,936	$186,976	$724,682	$570,805
Onshore (B)	48,773	27,942	152,539	133,161
Production (C)	76,225	77,885	280,677	298,202
Pertra	—	34,840	36,742	184,134
Reservoir/Shared Services/Corporate	2,233	5,971	19,418	20,852
Elimination of inter-segment revenue	(1,841)	(21,473)	(17,732)	(77,686)

Total	$340,326	$312,141	$1,196,326	$1,129,468

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$5,245	$7,505	$40,006	$30,535
- Multi-client late sales	68,696	91,443	218,781	203,397
- Contract seismic	130,819	77,047	424,192	297,749
- Other	10,176	10,981	41,703	39,124

Total	$214,936	$186,976	$724,682	$570,805

(B) Onshore revenue by service type:
- Multi-client pre-funding	$2,143	$1,440	$16,148	$12,761
- Multi-client late sales	11,936	4,275	13,976	10,112
- Contract seismic	34,694	22,227	122,415	110,288

Total	$48,773	$27,942	$152,539	$133,161

(C) Production revenue by vessel:
- Petrojarl I	$13,250	$15,734	$53,394	$61,303
- Petrojarl Foinaven	25,559	24,166	89,191	96,595
- Ramform Banff	11,660	17,023	46,483	51,509
- Petrojarl Varg	25,479	20,509	89,920	87,133
- Other	277	453	1,689	1,662

Total	$76,225	$77,885	$280,677	$298,202

Adjusted EBITDA (2), by quarter 2004
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)
Add back:
Income from discontinued operations, net of tax	—	—	—	(3,048)	(3,048)
Income tax expense (benefit)	14,303	14,389	22,676	(3,349)	48,019
Minority interest	—	—	228	712	940
Cost of reorganization	2,704	446	449	(101)	3,498
Other financial items, net	3,402	3,807	(1,866)	5,518	10,861
Interest expense	27,917	27,367	27,171	28,356	110,811
Income (loss) from associated companies	(810)	(1,319)	1,806	(345)	(668)

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362

Adjusted EBITDA	$99,146	$96,026	$131,348	$85,637	$412,157

Adjusted EBITDA (2), by quarter 2005
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	Q4	2005
	(In thousands of dollars)
Net income	$155,419	$23,746	$22,446	$(80,409)	$121,202
Add back:
Income from discontinued operations, net of tax	—	—	—	(500)	(500)
Income tax expense	12,185	2,413	11,958	(5,650)	20,906
Minority expense	356	1,791	(13)	1,931	4,065
Other financial items, net	(5,705)	(4,747)	(554)	5,088	(5,918)
Premium for debt redemption and cost of refinancing	—	3,500	—	103,815	107,315
Interest expense	27,331	23,024	22,777	23,224	96,356
Loss (income) from associated companies	—	15	26	(317)	(276)

Operating profit (loss)	189,586	49,742	56,640	47,182	343,150
Other operating (income) expense, net	(6,384)	(2,226)	(17,485)	—	(26,095)
(Gain) loss on sale of subsidiaries	(150,318)	493	1,520	(8,077)	(156,382)
Impairment of long-lived assets	—	—	4,575	—	4,575
Depreciation and amortization	58,707	51,785	52,126	95,139	257,757

Adjusted EBITDA	$91,591	$99,794	$97,376	$134,244	$423,005

Adjusted EBITDA (2), by operating segment
The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Marine Geophysical:
Operating profit (loss)	$29,365	$(30,994)	$160,105	$(34,967)
Plus: Depreciation and amortization	72,208	106,317	171,256	241,712
Plus: Impairment of long.lived assets	—	—	4,575	—
Plus: Other operating (income) expense, net	—	—	(8,847)	(13)

Adjusted EBITDA, Marine Geophysical	101,573	75,323	327,089	206,732

Onshore:
Operating profit (loss)	$(1,312)	$(9,406)	$(9,298)	$(4,544)
Plus: Depreciation and amortization	10,864	12,269	31,160	39,885
Plus: Other operating (income) expense, net	—	—	—	9

Adjusted EBITDA, Onshore	9,552	2,863	21,862	35,350

Production:
Operating profit (loss)	$15,729	$15,443	$43,491	$77,769
Plus: Depreciation and amortization	10,783	11,117	44,064	44,561
Plus: Other operating (income) expense, net	—	—	—	—

Adjusted EBITDA, Production	26,512	26,560	87,555	122,330

Pertra:
Operating profit (loss)	$—	$(17,842)	$(1,507)	$28,120
Plus: Depreciation and amortization	—	9,996	6,710	38,965
Plus: Other operating (income) expense, net	—	—	—	—

Adjusted EBITDA, Pertra	—	(7,846)	5,203	67,085

Reservoir/Shared Services/Corporate:
Operating profit (loss)	$3,400	$(13,497)	$150,359	$(30,695)
Plus: Depreciation and amortization	1,284	846	4,567	3,239
Plus: (Gain) loss sale of subsidiaries	(8,077)	—	(156,382)	—
Plus: Other operating (income) expense, net	—	1,388	(17,248)	8,116

Adjusted EBITDA, Reservoir/Shared Services/Corporate	(3,393)	(11,263)	(18,704)	(19,340)

Total Adjusted EBITDA:
Operating profit (loss)	$47,182	$(56,296)	$343,150	$35,683
Plus: Depreciation and amortization	95,139	140,545	257,757	368,362
Plus: Impairment of long.lived assets	—	—	4,575	—
Plus: (Gain) loss sale of subsidiaries	(8,077)	—	(156,382)	—
Plus: Other operating (income) expense, net	—	1,388	(26,095)	8,112

Adjusted EBITDA	$134,244	$85,637	$423,005	$412,157

Depreciation and amortization
Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Gross depreciation	$31,428	$42,898	$130,301	$163,876
Depreciation capitalized to MC library	(936)	780	(5,415)	(3,982)
Amortization of MC library	64,647	96,867	132,871	208,468

Total	$95,139	$140,545	$257,757	$368,362

Other operating (income) expense, net
Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
UK lease, release liability	$—	$—	$(17,248)	$—
Gain, resolution of equipment claim	—	—	(8,847)	—
Severance	—	—	—	665
Cost relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	—	1,388	—	7,447

Total	$—	$1,388	$(26,095)	$8,112

Interest expense
Interest expense consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Interest expense, gross	$(23,706)	$(28,514)	$(98,234)	$(112,272)
Capitalized interest	482	158	1,878	1,461

Total	$(23,224)	$(28,356)	$(96,356)	$(110,811)

Premium for debt redemption and cost of refinancing
Premium debt redemption and cost of refinancing consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Premium for debt redemption	$101,904	$—	$105,404	$—
Cost of refinancing	1,911	—	1,911	—

Total	$103,815	$—	$107,315	$—

Other financial items, net
Other financial items, net consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Interest income	$1,932	$1,501	$7,442	$4,840
Foreign exchange gain (loss)	(4,894)	(6,305)	4,098	(8,024)
Sale of shares in Aqua Exploration Ltd.	—	—	—	1,500
Other financial income (expense) (a)	(2,126)	(714)	(5,622)	(9,177)

Total	$(5,088)	$(5,518)	$5,918	$(10,861)

(a)	Includes net amortization of UK lease interest rate differential liability and interest actually paid, offset by consent fee received ($3M) in Q1 2005 for certain changes to UK leases.
Multi-client library
Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Capitalized depreciation	$936	$(780)	$5,415	$3,982
Capitalized interest	482	158	1,878	1,461

Multi-client cash flow, as defined (c)
Multi-client cash flow by segment for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
		(In thousands of dollars)
Marine Geophysical:
Multi-client pre-funding (a)	$5,245	$7,505	$40,006	$30,535
Multi-client late sales (a)	68,696	91,443	218,781	203,397
Cash investment in multi-client library (b)	(4,556)	(2,789)	(46,247)	(30,796)

Multi-client cash flow, net	$69,385	$96,159	$212,540	$203,136

Onshore:
Multi-client pre-funding (a)	$2,143	$1,440	$16,148	$12,761
Multi-client late sales (a)	11,936	4,275	13,976	10,112
Cash investment in multi-client library (b)	(1,279)	(1,514)	(8,422)	(9,445)

Multi-client cash flow, net	$12,800	$4,201	$21,702	$13,428

Reservoir/Elimination:
Multi-client pre-funding (a)	$—	$—	$—	$19
Multi-client late sales (a)	409	497	1,546	2,015
Cash investment in multi-client library (b)	(191)	(120)	(998)	(899)

Multi-client cash flow, net	$218	$377	$548	$1,135

Total multi-client cash flow, net:
Multi-client pre-funding (a)	$7,388	$8,945	$56,154	$43,315
Multi-client late sales (a)	81,041	96,215	234,303	215,524
Cash investment in multi-client library (b)	(6,026)	(4,423)	(55,667)	(41,140)

Multi-client cash flow, net	$82,403	$100,737	$234,790	$217,699

(a)	See Revenue Distribution by Operating Segment above.

(b)	See Consolidated Statements of Cash Flows.

(c)	Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.
Capital expenditures
Capital expenditures were as follows for the periods presented:

	Quarter ended		Years ended
	Decmber 31,		December 31,
	2005	2004	2005	2004
	(In thousands of dollars)
Marine Geophysical	$31,020	$18,874	$72,195	$56,946
Onshore	7,249	545	12,633	1,372
Production	—	306	11	988
Pertra	—	23,242	103	84,991
Reservoir/Shared Services/Corporate	993	1,965	5,548	4,075

Total	$39,262	$44,932	$90,490	$148,372

Consolidated statements of operations for 2004, by quarter

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues	$247,703	$271,461	$298,163	$312,141	$1,129,468

Cost of sales/Exploration costs	135,260	158,822	152,553	202,441	649,076
Selling, general and administrative and R&D costs	13,297	16,613	14,262	24,063	68,235

Operating expenses before depreciation, amortization and other operating (income) expense	148,557	175,435	166,815	226,504	717,311
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Income (loss) from associated companies	810	1,319	(1,806)	345	668
Interest expense	(27,917)	(27,367)	(27,171)	(28,356)	(110,811)
Other financial items, net	(3,402)	(3,807)	1,866	(5,518)	(10,861)

Income (loss) before income taxes and discontinued operations	4,996	(19,026)	18,534	(89,825)	(85,321)
Cost of reorganization	(2,704)	(446)	(449)	101	(3,498)
Minority expense	—	—	(228)	(712)	(940)
Income tax (expense) benefit	(14,303)	(14,389)	(22,676)	3,349	(48,019)
Income from discontinued operations, net of tax	—	—	—	3,048	3,048

Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)

Shareholders’ Equity

					Accumulated
			Additional	Accumulated	other
	Common stock		paid-in	earnings/	comprehensive	Shareholders’
	Number (a)	Par value	capital	(deficit)	income (loss)	equity
	(In thousands of dollars, except for share data)
Balance at December 31, 2003	60,000,000	$85,714	$277,427	$(9,953)	$446	$353,634
Net income (loss)	—	—	—	(134,730)	—	(134,730)
Other comprehensive income	—	—	—	—	4,003	4,003

Balance at December 31, 2004	60,000,000	85,714	277,427	(144,683)	4,449	222,907
Net income	—	—	—	155,419	—	155,419
Other comprehensive income (loss)	—	—	—	—	(2,813)	(2,813)

Balance at March 31, 2005	60,000,000	85,714	277,427	10,736	1,636	375,513
Net income	—	—	—	23,746	—	23,746
Other comprehensive income (loss)	—	—	—	—	(1,230)	(1,230)

Balance at June 30, 2005	60,000,000	$85,714	$277,427	$34,482	$406	$398,029
Net income	—	—	—	22,446	—	22,446
Other comprehensive income	—	—	—	—	2,608	2,608

Balance at September 30, 2005	60,000,000	$85,714	$277,427	$56,928	$3,014	$423,083
Net income	—	—	—	(80,409)	—	(80,409)
Other comprehensive income	—	—	—	—	(6,176)	(6,176)

Balance at December 31, 2005	60,000,000	$85,714	$277,427	$(23,481)	$(3,162)	$336,498

(a)	Number of shares restated to reflect share-split June 2005.
Pro forma revenues (3), by quarter
Reconciliation of pro forma revenues:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues as reported	$247,703	$271,461	$298,163	$312,141	$1,129,468
Less Pertra	(34,603)	(45,990)	(68,701)	(34,840)	(184,134)
Plus inter-segment revenue to Pertra (a)	14,015	16,207	22,836	19,135	72,193

Pro forma revenues	$227,115	$241,678	$252,298	$296,436	$1,017,527

For 2005:	Q1	Q2	Q3	Q4	2005
	(In thousands of dollars)
Revenues as reported	$284,986	$292,799	$278,215	$340,326	$1,196,326
Less Pertra	(36,742)	—	—	—	(36,742)
Plus inter-segment revenue to Pertra (a)	10,468	—	—	—	10,468

Pro forma revenues	$258,712	$292,799	$278,215	$340,326	$1,170,052

(a)	Converted to external revenue.
Pro forma operating profit (loss) (3)
Reconciliation of pro forma operating profit:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Operating profit (loss) as reported	$35,505	$10,829	$45,645	$(56,296)	$35,683
Less Pertra	(11,093)	(12,820)	(22,049)	17,842	(28,120)
Adjust for inter-segment profits relating to Pertra (a)	291	1,235	(1,135)	1,506	1,897

Pro forma operating profit (loss)	$24,703	$(756)	$22,461	$(36,948)	$9,460

For 2005:	Q1	Q2	Q3	Q4	2005
	(In thousands of dollars)
Operating profit as reported	$189,586	$49,742	$56,640	$47,182	$343,150
Less Pertra	1,507	—	—	—	1,507
Less gain on sale of Pertra	(150,318)	493	—	(8,077)	(157,902)
Adjust for inter-segment profits relating to Pertra (a)	(1,391)	—	—	—	(1,391)

Pro forma operating profit	$39,384	$50,235	$56,640	$39,105	$185,364

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.
Pro forma Adjusted EBITDA (3), by quarter
Reconciliation of pro forma Adjusted EBITDA:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Adjusted EBITDA as reported	$99,146	$96,026	$131,348	$85,637	$412,157
Less Pertra	(15,612)	(19,764)	(39,555)	7,846	(67,085)
Plus Pertra effect on intercompany profits (a)	291	1,235	(1,135)	1,506	1,897

Pro forma Adjusted EBITDA	$83,825	$77,497	$90,658	$94,989	$346,969

For 2005:	Q1	Q2	Q3	Q4	2005
	(In thousands of dollars)
Adjusted EBITDA as reported	$91,591	$99,794	$97,376	$134,244	$423,005
Less Pertra	(5,203)	—	—	—	(5,203)
Plus Pertra effect on intercompany profits (a)	(1,391)	—	—	—	(1,391)

Pro forma Adjusted EBITDA	$84,997	$99,794	$97,376	$134,244	$416,411

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.

Net Interest Bearing Debt
Reconciliation of net interest bearing debt:

	Quarter ended	Years ended
	September 30,	December 31,
	2005	2005	2004
	(In thousands of dollars)
Shares available for sale and investment in securities	$11,563	$13,222	$9,689
Less shares available for sale	(11,563)	(7,631)	(9,689)

Investment in securities	—	5,591	—
Cash and cash equivalents	190,812	121,464	132,942
Restricted cash (current and long-term)	36,639	24,508	35,491
Short-term debt and current portion of long-term debt	(17,205)	(24,406)	(19,790)
Capital lease obligations (current and long-term)	(35,144)	(33,700)	(58,739)
Long-term debt	(903,119)	(922,134)	(1,085,190)

Total	$(728,017)	$(828,677)	$(995,286)

PGS Unaudited N GAAP Financial Statements
The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company’s N GAAP financial statements for 2004.
As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.
Consolidated Statements of Operations — N GAAP

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Audited
		(In thousands of dollars)
Revenue	$340,326	$297,249	$1,193,985	$1,135,461

Cost of sales	196,060	186,019	703,099	639,251
Research and development costs	2,597	1,305	9,918	3,419
Selling, general and administrative costs	16,510	21,729	68,154	65,314

Operating expenses before depreciation, amortization, impairment of long-lived assets, (gain) loss on sale of subsidiaries and other operating (income) expense, net	215,167	209,053	781,171	707,984
Depreciation and amortization	129,556	134,412	280,894	326,996
Impairment of long-lived assets	(270,872)	—	(266,297)	—
(Gain) loss on sale of subsidiary	(8,077)	—	(157,384)	—
Other operating (income) expense, net	—	(216)	(8,847)	11,760

Operating profit	274,552	(46,000)	564,448	88,721
Income (loss) from associated companies	317	345	276	5,277
Interest expense	(23,330)	(28,521)	(96,799)	(111,233)
Premium for debt redemption and cots of refinancing	(103,815)	—	(107,315)	—
Other financial items, net	(6,837)	(3,017)	(2,733)	(11,182)

Income (loss) before income taxes and discontinued operations	140,887	(77,193)	357,877	(28,417)
Income tax expense (benefit)	(18,323)	(23,036)	(8,453)	28,558
Income from discontinued operations, net of tax	500	3,048	500	3,048

Net income (loss)	$159,710	$(51,109)	$366,830	$(53,927)

Herof minority interest	$1,931	$712	$4,065	$350

Herof majority interest	$157,779	$(51,821)	$362,765	$(54,277)

Consolidated Balance Sheets — N GAAP

	December 31,
	2005	2004
	Unaudited	Audited
	(In thousands of dollars)
ASSETS
Long-term assets:
Long-lived intangible assets	$1,982	$2,075
Property and equipment, net	1,275,759	1,042,279
Multi-client library, net	136,280	240,596
Oil and natural gas assets, net	98	63,956
Restricted cash	10,014	10,014
Investments in associated companies	5,935	5,720
Other financial assets	37,133	40,105

Total long-term assets	1,467,201	1,404,745

Current assets:
Deferred tax benefit	20,000	—
Accounts receivable, net	281,406	201,844
Other current assets	67,737	60,506
Shares available for sale and investments in securities	13,222	9,689
Restricted cash	14,494	25,477
Cash and cash equivalents	121,464	132,942

Total current assets	518,323	430,458

Total assets	$1,985,524	$1,835,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at December 31, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at December 31, 2004	$85,714	$85,714
Additional paid in capital	287,576	287,576

Total paid in capital	373,290	373,290
Other equity	286,330	(70,436)
Minority interest	1,049	1,226

Total shareholders’ equity	660,669	304,080

Debt:
Accruals for long-term liabilities:
Deferred tax liabilities	497	28,445
Other long-term liabilities	81,584	133,342

Total accruals for long-term liabilities	82,081	161,787

Other long-term debt:
Long-term capital lease obligations	13,205	33,156
Long-term debt	922,134	1,085,190

Total other long-term debt	935,339	1,118,346

Current liabilities:
Short-term debt and current portion of long-term debt and capital lease obligations	44,901	45,373
Accounts payable	74,285	81,910
Accrued expenses	165,955	115,448
Deferred tax liability	1,055	—
Income taxes payable	21,239	8,259

Total current liabilities	307,435	250,990

Total liabilities and shareholders’ equity	$1,985,524	$1,835,203

Consolidated Statements of Cash Flows — N GAAP

	Quarter ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss), majority interest	$157,779	$(51,821)	$362,765	$(54,277)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	129,556	134,412	280,894	326,996
Non-cash impairments, net and loss (gain) on sale of subsidiaries, net	(278,949)	—	(423,681)	—
Non-cash other operating (income) expense, net	—	—	(8,847)	—
Premium debt redemption and cost of refinancing expensed	103,452	—	106,952	—
Provision (benefit) for deferred income taxes	(20,336)	(18,740)	(23,116)	26,970
Changes in current assets, current liabilities and other	(29,198)	(30,445)	(19,133)	(37,881)
Loss on sale of assets	684	2,812	1,880	4,128
Net (increase) decrease in restricted cash	2,490	9,653	1,342	15,646

Net cash provided by operating activities	65,478	45,871	279,056	281,582

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(6,026)	(4,497)	(55,667)	(42,159)
Capital expenditures	(39,262)	(44,932)	(90,490)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035
Other items, net	(283)	396	1,300	4,031

Net cash (used in) provided by investing activities	(45,571)	(49,033)	10,499	(184,465)

Cash flows (used in) provided financing activities:
Proceeds from issuance of long-term debt	850,000	—	850,000	—
Repayment of long-term debt	(823,321)	(7,747)	(1,009,152)	(24,167)
Principal payments under capital leases	(2,158)	(9,686)	(25,700)	(21,121)
Net increase (decrease) in bank facility and short-term debt	(463)	1,962	712	1,962
Distribution to creditors under the restructuring agreement	—	—	—	(22,660)
Premium debt redemption, deferred loan costs and reorganization fees	(113,313)	—	(116,813)	(3,488)

Net cash used in financing activities	(89,255)	(15,471)	(300,953)	(69,474)

Effect of exchange rate changes on cash	—	78	(80)	74

Net increase in cash and cash equivalents	(69,348)	(18,555)	(11,478)	27,717
Cash and cash equivalents at beginning of period	190,812	151,497	132,942	105,225

Cash and cash equivalents at end of period	$121,464	$132,942	$121,464	$132,942